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MAR 05 2018

Washington DC 408

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Andes Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 W. Wacker Drive, Suite 1804
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Curtis Spears, CCO (312) 376-4505
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMB

OATH OR AFFIRMATION

I, Curtis Spears, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Andes Capital Group, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEATHER A INGEVALDSON
Official Seal
Notary Public – State of Illinois
My Commission Expires Feb 28, 2021

Signature

Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Andes Capital Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Andes Capital Group, LLC (the Company) as of December 31, 2017, the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2017.
Chicago, Illinois
February 28, 2018

Andes Capital Group, LLC
Statement of Financial Condition
December 31, 2017

ASSETS		2017
CURRENT ASSETS:		
Cash and cash equivalents	$	88,251
Commission receivable		18,202
Deposit due from broker		50,000
Security deposit		2,557
Total current assets		159,010
PROPERTY AND EQUIPMENT:		
Equipment		16,845
Furniture and fixtures		32,995
Total property and equipment		49,840
Less: Accumulated depreciation		(45,365)
Net property and equipment		4,475
TOTAL ASSETS		163,485
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$	7,073
Total current liabilities		7,073
MEMBERS' EQUITY		156,412
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	163,485

The accompanying notes are an integral part of the financial statements.

Andes Capital Group, LLC
Statement of Operations
For the Year Ended December 31, 2017

	2017
Revenues:	
Commissions and fee income	$ 482,770
Operating expenses:	
Outside services	234,685
Other cost of sales	54,703
Bank Charges	1,055
Conferences and meetings	3,738
Contributions	486
Depreciation	1,081
Dues and subscriptions	21,104
Guaranteed payments to partners	48,347
Insurance	8,791
Licenses and permits	353
Entertainment/promotion	29,349
Office Expense	11,763
Professional fees	97,330
Rent	27,875
Telephone	6,552
Travel	29,675
Total operating expenses	576,887
Operating loss	(94,117)
Other expense;	
Interest expense	(923)
Total other expense	(923)
Net loss	$ (95,040)

The accompanying notes are an integral part of the financial statements.

Andes Capital Group, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2017

		2017
Members' equity at December 31, 2016	$	251,450
Net loss		(95,040)
Members' equity at December 31, 2017	$	156,412

The accompanying notes are an integral part of the financial statements.

Andes Capital Group, LLC
Statement of Cash Flows
For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	**2017**
Net loss	$ (95,040)
Adjustments to Reconcile net loss to net cash used in operating activities:	
Depreciation	1,081
(Increase) decrease in:	
Commissions receivable	51,728
Other current assets	880
Increase (decrease) in:	
Accounts payable	106
Net cash used in operating activities	(41,245)
NET DECREASE IN CASH	(41,245)
CASH AND CASH EQUIVALENTS, beginning of year	129,496
CASH AND CASH EQUIVALENTS, end of year	$ 88,251
SUPPLEMENTAL DISCLOSURE;	
Interest Paid	$ 923
Taxes Paid	$ -

The accompanying notes are an integral part of the financial statements.

Andes Capital Group, LLC
Notes to Financial Statements

Note 1- Summary of Significant Accounting Policies

Organization and Nature of Operations
Andes Capital Group, LLC (The "Company") is an Illinois Limited Liability Company registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of various exchanges and The Financial Industry Regulatory Authority (FINRA). It provides a range of services to a diversified institutional client base. Services include: origination, underwriting, distribution and trading of municipal bonds; sales, trading and underwriting of taxable fixed income and private placements.

Financial Statement Presentation
The financial statements have been prepared in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company maintains its operating cash in a bank checking account insured by the Federal Deposit Insurance Corporation.

Receivable from Clearing Broker
Management believes that, based on industry practice and collection history, the balance receivable from its clearing broker at December 31, 2017, is collectable in full, and accordingly, no allowance for doubtful accounts has been recorded (See note 6).

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 10 years. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Income Taxes
Since the Company is a limited liability company, it files a partnership return for income tax purposes; therefore, there is no income tax liability at the entity level. Rather, the Company's net income or loss is allocated among the members, and is reported on their respective individual income tax returns. Accordingly, no provision is made for income taxes in the financial statements.

The Company follows the recognition requirements for uncertain income tax positions as required by generally accepted accounting principles. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more likely-than-not be sustained upon examination by taxing authorities. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial

Note 1- Summary of Significant Accounting Policies (Continued)

Income Taxes (Continue)

condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions at December 31, 2017.

Revenue Recognition

Revenue represent succession for transactions and net fees charged to customers on a transaction. Reimbursable expenses are costs incurred in providing services to the customers of the Company.

Note 2 - Members' Equity

The Company is governed by the terms and conditions of the Limited Liability Company Agreement (The Agreement) dated March 17, 2014. The Company shall continue until terminated in accordance with the terms of the Agreement or as provided by law, including events of dissolution. The Company shall be dissolved only upon any of the following events: (i) Upon the written action of Members holding not less than 66-2/3% of all outstanding Units, (ii) upon the issuance of a final and non-appealable judicial decree of dissolution; (iii) upon a sale consisting of a sale or other disposition of all or substantially all of the assets of the Company.

Members – The Company is composed of four members with no class distinction.

Note 3 - Fair Value Financial Instrument

The Company's financial instruments are cash and cash equivalents, unbilled services and accounts pay able for which recorded values approximate fair values based on their short-term nature.

Note 4 - Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $100,000 at December 31, 2017, and the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At December 31, 2017, the Company had net capital of $148,447, which was $48,447 in excess of its required net capital of $100,000. The Company's ratio of aggregated indebtedness to net capital was 3.05 to 1 at December 31, 2017.

Note 5- Operating Lease

On August 28, 2014, the Company entered into a lease agreement for its operating facility under a month-to-month lease. The lease requires monthly lease payment of $1,250. At December 31, 2017, rent expense for this lease totaled $15,000.

Additionally, the Company rented a branch office on a month-to-month basis. Rent for the branch office totaled $12,875, and the Company's total rent expense was $27,875 for the year ended December 31, 2017.

Note 6 - Clearing Agreement

The Company is an introducing broker, and clears all transactions for customers on a fully disclosed basis with other brokers. The Company promptly transmits all customer funds and securities to such clearing brokers and, at December 31, 2017, had no amounts or securities due to clearing brokers from unsettled trades. Because the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers, it maintains with its clearing broker a money market account to be used as a security deposit. The amount of cash on deposit with the security broker was $50,000 at December 31, 2017.

Receivables from the clearing broker arise in the ordinary course of business from the settlement of securities transactions. The receivables are generally collected within 30 days.

Note 7- Commitments and Contingencies

The Company's management has indicated that there are no commitments or guarantees against the assets of the Company. In addition, they have also indicated that there are no contingencies regarding litigation or arbitration.

Note 8 – Major Customers

Revenues from institutional clients in excess of 10 percent of total revenues and reimbursable expenses income are as follows:

Customer 1: $285,599 Customer 2: $52,500

Note 9 - Subsequent Events

The Company's management has evaluated subsequent events through the date the financial statements were available to be issued, and has concluded that there are no significant subsequent events that would require adjustment to or disclosure in the financial statements.

Note 10 – Going-concern

The Company has suffered losses from operations and minimal revenue which raises substantial doubt about its ability to continue as a going concern. Management's plan is to continue to infuse capital into the business on a regular basis to keep it in operation. The Company has also added significant new clients, and added two new lines of business which should increase profitability. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 11 – Reconciliation of Audited Net Capital to Unaudited Focus

There is a difference of $1,378 between computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part II A.

Net Capital per Unaudited Schedule		$149,825
Adjustments		
Members' Equity	4,028	
Members' equity	($5,406)	
		(1,378)
Net capital per audited statements		$148,447

Andes Capital Group LLC

Schedule I - Computation of Net Capital Requirements

Pursuant to Rule 15c3-1

As of December 31, 2017

Computation of net capital

Total members' equity		$	156,410
Less: Non-allowable assets			
Property and equipment, net	(4,473)		
Deposits	(2,557)		
Other receivables, non allowable	(933)		
Total non-allowable assets			(7,963)
Net Capital			148,447
Computation of net capital requirements			
Minimum net capital requirement			
6 2/3 percent of net aggregate indebtedness	$ 472		
Minimum dollar net capital required	$ 100,000		
Net capital required (greater of above)			(100,000)
Excess net capital		$	48,447
Aggregate indebtedness		$	7,073
Ratio of aggregate indebtedness to net capital			0.05 : 1

There was a difference of $1,378 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2017 (See Note 8).

Andes Capital Group LLC
Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

Andes Capital Group, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2017

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Andes Capital Group, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Andes Capital Group, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Andes Capital Group, LLC stated that Andes Capital Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Andes Capital Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Andes Capital Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
February 28, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

Andes Capital Group, LLC
205 W Wacker Drive
Suite 1804
Chicago, IL 60606

Assertions Regarding Exemption Provisions

We, as members of management of Andes Capital Group, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

The Company met the identified exemption provision without exception throughout the period ending December 31, 2017

Andes Capital Group, LLC

By:

Curtis Spears
Chief Compliance Officer

February 28, 2018
Date

Andes Capital Group, LLC

Annual Audit Report
For the Year Ended
December 31, 2017